RENAISSANCE CLOSES THE BALANCE OF ITS OVERSUBSCRIBED PRIVATE PLACEMENT

 FOR A TOTAL OF $10,689,000

November 4, 2015 – Vancouver, BC – Renaissance Oil Corp. (“Renaissance” or the “Company”) (TSX-V: ROE) is pleased to announce closing of the balance of the successful oversubscribed private placement between the Company and Haywood Securities Inc. (the “Agent”), for 45,865,000 units (“Units”) at a price of C$0.10 per Unit, for gross proceeds of approximately C$4.6 million (the “Offering”). Pursuant to both the first and second tranches and including the non-brokered portion of the private placement, Renaissance has raised a total of C$10,689,000.

Each Unit consists of one common share of the Company and one common share purchase warrant (a “Warrant”).  Each Warrant entitles the holder thereof to acquire one common share of the Company at an exercise price of C$0.20 until October 6, 2020. The Warrants were issued pursuant to, and are governed by, a warrant indenture between the Company and Computershare Trust Company of Canada dated October 6, 2015, as supplemented by the first supplemental warrant indenture dated November 4, 2015.  The Company intends to apply to the TSX Venture Exchange upon expiry of the hold period for the listing of the Warrants. Pursuant to the first and second tranche of the private placement, there will be a total of 106,890,000 Warrants with an expiry date of October 6, 2020.

Pursuant to the Agency Agreement, as compensation for services rendered in connection with the Offering, the Agent received a cash commission equal to 6% of the gross proceeds of the brokered portion of the Offering, excluding proceeds identified and delivered by management or the board of directors of the Company of the brokered portion of the Offering which were subjected to a 3% cash commission.

The net proceeds of the Offering will be used to aid in the Company’s ongoing efforts in securing oil and gas rights in Mexico, to fund capital expenditures and for general corporate purposes.

The securities issued under the second tranche of the Offering, including any common shares issued on exercise of the Warrants, are subject to a hold period of four months plus one day from the date of issuance, expiring on March 5, 2016.

The Company has been advised that Clearview Capital Limited (“Clearview”) acquired ownership and control over 13,000,000 common shares, representing 8.44% of the issued and outstanding common shares of the Company and 13,000,000 Warrants.  In the event that Clearview exercised the Warrants in full, Clearview would own and control a total of 26,000,000 Shares of the Company representing 15.56% of the then-issued and outstanding common shares of the Company on a partially diluted basis assuming no other common shares of the Company are issued.

Clearview acquired the securities for investment purposes and has no present intention to acquire further securities of the Company, although they may in the future acquire or dispose of securities of the Company through the market, privately or otherwise, as circumstances or market conditions warrant.

A copy of the Early Warning report filed by Clearview in connection with the acquisition is available on the Company’s SEDAR profile.

RENAISSANCE OIL CORP.

Per:

Craig Steinke

Chief Executive Officer

For further information contact

Craig Steinke, Chief Executive Officer

Tel: 604-536-3637

Kevin J. Smith

Tel: 403-200-9047

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, including, without limitation, statements with respect to the expected listing of the Warrants; and the anticipated use of the net proceeds of the Offering.  Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “aims”, “potential”, “goal”, “objective”, “prospective”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release and the Company’s annual and quarterly management’s discussion and analysis filed at www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

The securities offered have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined under the U.S. Securities Act) absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful